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Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction
1.	Bruker Daltonics Ltd.	England
2.	Bruker Daltonique S.A.	France
3.	Nihon Bruker Daltonics K.K.	Japan
4.	Bruker Daltonics AG	Switzerland
5.	Bruker Daltonics Scandinavia AB	Sweden
6.	Bruker Daltonik GmbH	Germany
7.	Bruker Daltonics LTD	Canada
8.	Bruker Daltonics S.r.l.	Italy
9.	Bruker Daltonics Pte Ltd (Singapore)	Singapore
10.	Bruker Daltonics Australia Pty. Ltd.	Australia
11.	Bruker Daltonics Pty. Ltd.	South Africa
12.	Bruker Daltonics BV	Belgium
13.	Bruker Daltonics NV	Netherlands

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  Exhibit 21.1
List of Subsidiaries of the Registrant